UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

Cedar Fair, L.P.

(Name of Issuer)

Units Representing Limited Partner Interests

(Title of Class of Securities)

150185106

(CUSIP Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The total number of units reported herein is 10,021,418, which constitutes approximately 18.1% of the total number of units outstanding. All ownership percentages set forth herein assume that there are 55,345,858 units outstanding.

CUSIP No. 150185106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Q Funding III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 666,576
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 666,576
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 666,576
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 150185106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Q4 Funding, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,169,465
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,169,465
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,169,465
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 150185106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amalgamated Gadget, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,418,997(1)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 4,418,997(1)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,418,997(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14.	TYPE OF REPORTING PERSON (see instructions) PN
(1) The Units were acquired by Amalgamated Gadget, L.P. ("Amalgamated") for and on behalf of R2-R4 PARQ, Inc. ("R2-R4") and R3 PARQ, Inc. ("R3") pursuant to Investment Management Agreements with each of R2-R4 and R3. Pursuant to such Agreements, Amalgamated has sole voting and dispositive power over such Units, and R2-R4 and R3 have no beneficial ownership of such Units.

CUSIP No. 150185106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acme Energized, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 115,563
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 115,563
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,563
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 150185106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Geoffrey Raynor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,021,418 (2)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 10,021,418 (2)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,021,418 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN
(2) Solely in his capacity as control person of J Alfred Onshore, LLC, the general partner of Prufrock Onshore, L.P., the general partner of Q Funding III, L.P. with respect to 666,576 Units. Solely in his capacity as control person of Excalibur Domestic, LLC, the general partner of Star Spangled Sprockets, L.P., the general partner of Q4 Funding, L.P. with respect to 1,169,465 Units. Solely in his capacity as control person of Scepter Holdings, Inc., the general partner of Amalgamated Gadget, L.P. and Acme Energized, L.P., with respect to 4,534,560 Units. In addition, 3,650,817 Units are held directly and indirectly through entities and trusts for the benefit of Mr. Raynor.

CUSIP No. 150185106	13D

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 12, 2010, as amended by Amendment No. 1 dated February 18, 2010, as amended by Amendment No. 2 dated February 24, 2010, as amended by Amendment No. 3 dated March 9, 2010, as amended by Amendment No. 4 dated March 11, 2010, as amended by Amendment No. 5 dated March 17, 2010, as amended by Amendment No. 6 dated April 6, 2010, as amended by Amendment No. 7 dated April 9, 2010, as amended by Amendment No. 8 dated April 28, 2010, as amended by Amendment No. 9 dated May 3, 2010, as amended by Amendment No. 10 dated May 5, 2010, as amended by Amendment No. 11 dated May 12, 2010, as amended by Amendment No. 12 dated June 9, 2010, as amended by Amendment No. 13 dated October 14, 2010, as amended by Amendment No. 14 dated December 8, 2010, as amended by Amendment No. 15 dated December 9, 2010, as amended by Amendment No. 16 dated January 13, 2011, as amended by Amendment No. 17 dated February 8, 2011, as amended by Amendment No. 18 dated March 17, 2011, as amended by Amendment No. 19 dated March 24, 2011, as amended by Amendment No. 20 dated April 21, 2011, as amended by Amendment No. 21 dated May 10, 2011, as amended by Amendment No. 22 dated June 1, 2011, as amended by Amendment No. 23 dated June 14, 2011 (the "Schedule 13D"), relating to the Units Representing Limited Partner Interests of Cedar Fair, L.P. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 2 is hereby amended and restated in its entirety as follows:

 Item 2.  Identity and Background.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Q Funding III, L.P., a Texas limited partnership ("Q3"), Q4 Funding, L.P., a Texas limited partnership ("Q4"), Amalgamated Gadget, L.P., a Texas limited partnership ("Amalgamated"), Acme Energized, L.P., a Texas limited partnership ("Acme"), and Geoffrey Raynor ("Raynor" and collectively with Q3, Q4, Amalgamated and Acme, the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Prufrock Onshore, L.P., a Texas limited partnership ("Prufrock"), J Alfred Onshore, LLC, a Texas limited liability company ("J Alfred"), Star Spangled Sprockets, L.P., a Texas limited partnership ("Star"), Excalibur Domestic, LLC, a Texas limited liability company ("Excalibur") and Scepter Holdings, Inc., a Texas corporation ("Scepter"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons" and individually an “Item 2 Person.” The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

(b)-(c)

Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Item 2 Persons is set forth below. The principal address of each Item 2 Person, which also serves as its principal office, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Reporting Persons

Q3 is a Texas limited partnership, the principal business of which is investment.

Q4 is a Texas limited partnership, the principal business of which is investment.

Amalgamated is a Texas limited partnership, the principal business of which is providing investment consulting services to third parties.

Acme is a Texas limited partnership, the principal business of which is investment.

Raynor is a U.S. citizen, whose principal occupation or employment is serving as the President of Scepter and related entities. Raynor is the sole shareholder, the director and the President of Scepter.

Controlling Persons

Prufrock is a Texas limited partnership, the principal business of which is serving as the general partner of Q3 and activities related thereto.

J Alfred is a Texas limited liability company, the principal business of which is serving as the general partner of Prufrock and activities related thereto.

Star is a Texas limited partnership, the principal business of which is serving as the general partner of Q4 and activities related thereto.

Excalibur is a Texas limited liability company, the principal business of which is serving as the general partner of Star and activities related thereto.

Scepter is a Texas corporation, the principal business of which is serving as the general partner of Amalgamated and Acme and activities related thereto.

Item 3 is hereby amended and restated in its entirety as follows:

Item 3.  Source or Amount of Funds or Other Consideration.

The source and amount of the funds used or to be used by the Reporting Persons to purchase the shares is set forth below.

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Q3	Other	$ 8,377,177
Q4	Other	$14,286,517
Amalgamated	Other	Not Applicable (1)
Acme	Other	Not Applicable (2)
Raynor	Other	Not Applicable (2)

(1) Amalgamated has not expended any of its funds for purchases of the Issuer's securities reported herein. Amalgamated, however, expended $98,145,923 of the funds of R2-R4 and R3 to purchase the Units reported herein.

(2) Units received through a distribution of his or its pro-rata interest in the funds.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding at the end thereof the following:

The Reporting Persons intend to sell a portion of their Units to comply with internal guidelines on position size. After such sales, which will take place over the course of the next year or so depending upon market conditions, the Reporting Persons currently intend to still hold more than seven million Units.

The Reporting Persons have advocated a number of changes at the Issuer since they initially starting buying Units in December 2009, and they believe that their efforts have helped cause the price of the Units to almost double. Because of this increase, the position now constitutes a very significant concentration of the Reporting Persons' equity capital. The Reporting Persons generally adhere to an internal guideline of 10% of equity capital for each position to ensure appropriate diversification across their various investments, and the Unit sale will help rebalance the Reporting Persons' position in the Issuer below that guideline.

Therefore, assuming the Unit price stays near or above current levels, the Reporting Persons currently intend to sell approximately three million Units throughout the next year or so, which would allow the Reporting Persons' position size to more accurately reflect their internal guidelines.

In general, the Reporting Persons will attempt to sell their Units without negatively impacting the Unit price by limiting how much of the total volume their sales comprise. After such sales, the Reporting Persons would still hold over seven million Units and continue to be optimistic about the possibility for further price appreciation over the next few years as the new management team executes its strategy and places a greater focus on distributions to Unitholders.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.  Interest in Securities of the Issuer.

(a)

Reporting Persons

Q3

Q3 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 666,576 Units, which constitutes approximately 1.2% of the outstanding Units.

Q4

Q4 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,169,465 Units, which constitutes approximately 2.1% of the outstanding Units.

Amalgamated

Pursuant to an Investment Management Agreements with R2-R4 and R3, Amalgamated may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 4,418,997 Units, which constitutes approximately 8.0% of the outstanding Units.

Acme

Acme may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 115,563 Units, which constitutes approximately 0.2% of the outstanding Units.

Raynor

Because of his position as the person who controls J Alfred, Excalibur and Scepter and because of his personal holdings, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 10,021,418 Units, which constitutes approximately 18.1% of the outstanding Units.

Controlling Persons

Prufrock

Because of its position as the sole general partner of Q3, Prufrock may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 666,576 Units, which constitutes approximately 1.2% of the outstanding Units.

J Alfred

Because of its position as the sole general partner of Prufrock, J Alfred may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 666,576 Units, which constitutes approximately 1.2% of the outstanding Units.

Star

Because of its position as the sole general partner of Q4, Star may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,169,465 Units, which constitutes approximately 2.1% of the outstanding Units.

Excalibur

Because of its position as the sole general partner of Star, Excalibur may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,169,465 Units, which constitutes approximately 2.1% of the outstanding Units.

Scepter

Because of its position as the sole general partner of each of Amalgamated and Acme, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,534,560 Units, which constitutes approximately 8.2% of the outstanding Units.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

(b)

Reporting Persons

Q3

Acting through its general partner, Q3 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 666,576 Units.

Q4

Acting through its general partner, Q4 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,169,465 Units.

Amalgamated

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,418,997 Units.

Acme

Acting through its general partner, Acme has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 115,563 Units.

Raynor

As the person who controls J Alfred, Excalibur and Scepter, and because of his personal holdings, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,021,418 Units.

Controlling Persons

Prufrock

As the sole general partner of Q3, Prufrock has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 666,576 Units.

J Alfred

As the sole general partner of Prufrock, J Alfred has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 666,576 Units.

Star

As the sole general partner of Q4, Star has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,169,465 Units.

Excalibur

As the sole general partner of Star, Excalibur has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,169,465 Units.

Scepter

As the sole general partner of each of Amalgamated and Acme, Scepter has the sole power to vote or direct the vote and to dispose or to direct the disposition of 4,534,560 Units.

(c) During the last 60 days, the Reporting Persons have purchased (P) and sold (S) Units in private transactions as follows:

REPORTING PERSON	DATE	NUMBER OF UNITS PURCHASED OR SOLD	PRICE PER UNIT
Q3	11/17/2011	2,901,186 (S)	$22.21
Q4	11/17/2011	1,517,811 (S)	$22.21
Amalgamated	11/17/2011	4,418,997 (P)	$22.21

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in the Units during the last 60 days.

The Reporting Persons affirm that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by such Reporting Persons.

(e) Not applicable.

Item 6 is hereby amended and restated in its entirety as follows:

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Equity Swaps previously reported have been terminated.

CUSIP No. 150185106	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 1, 2011

Q FUNDING III, L.P.
By: Prufrock Onshore, L.P., its general partner
By: J Alfred Onshore, LLC, its general partner
By: /s/ Brandon Teague
Brandon Teague, Director of Trading

Q4 FUNDING, L.P.
By: Star Spangled Sprockets, L.P., its general partner
By: Excalibur Domestic, LLC, its general partner
By: /s/ Brandon Teague
Brandon Teague, Director of Trading

AMALGAMATED GADGET, L.P.
By: Scepter Holdings, Inc., its general partner
By: /s/ Brandon Teague
Brandon Teague, Director of Trading

ACME ENERGIZED, L.P.
By: Scepter Holdings, Inc., its general partner
By: /s/ Brandon Teague
Brandon Teague, Director of Trading

GEOFFREY RAYNOR
By: /s/ Brandon Teague
Brandon Teague, as Attorney-in-Fact for Geoffrey Raynor